IntelliPharmaCeutics Ltd.
                                30 Worcester Road
                             Toronto, Canada M9W 5X2
                                    Via Edgar
                                    ---------


                                February 11, 2008
                United States Securities and Exchange Commission
                         Division of Corporation Finance
                                100 F Street N.E.
                              Washington D.C. 20002
                          Re: IntelliPharmaCeutics Ltd.


          Request to Withdraw Registration Statement on Form SB-2 (RW)
                           SEC File Number 333-128911
                           --------------------------

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), IntelliPharmaCeutics Ltd. (the "Registrant") hereby requests immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-128911), which was filed with the Securities and Exchange Commission (the "Commission") on October 7, 2005, along with any amendments and exhibits (the "Registration Statement").

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants' account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted. The Registrant intends to follow this abandoned registration by filing a new registration statement within ten days of the Commission granting this application.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrant's counsel, Michael H. Freedman at (516) 767-1631.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (416) 798-3001, or the Registrant's counsel, Michael
H. Freedman at (516) 767-1697.



Very truly yours,

/s/ Dr. Isa Odidi
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Dr. Isa Odidi, Chief Executive Officer